

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Frank I. Igwealor
Chairman and Chief Executive Officer
GiveMePower Corporation
370 Amapola Ave., Suite 200-A
Torrance, CA 90501

> **Re: GiveMePower Corporation**
> **Registration Statement on Form S-1**
> **Filed January 19, 2021**
> **File No. 333-252208**

Dear Mr. Igwealor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 19, 2021

General

1.	You disclose throughout the registration statement that you intend to use the proceeds of this offering to acquire businesses in the banking, fintech and digital currency-related industries. It appears that you are a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Additionally, we note that you are conducting this offering on a "best-efforts, self-underwritten basis" with no minimum offering amount. Given that your offering is not a firm commitment offering and that it is possible that you could raise less than $5 million, please revise your offering to comply with Rule 419 of the 1933 Securities Act as applicable. Please see Securities and Exchange Commission Release No. 33-6932 (April 28, 1992). We may have significant additional comments.

2.   We note that the selling security holders "may sell at prevailing market prices or privately negotiated prices" and that your common stock is quoted on the OTC Pink. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares at other than a fixed price. Please revise your cover page and elsewhere in the prospectus to set a fixed price at which the selling stockholders will offer and sell their shares until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

Selling Security Holders, page 97

3.   You state that you are registering common stock held by 26 shareholders. Please revise the disclosure to include the 26 shareholders in the table or advise. Additionally, we note on page 207 that Frank Igwealor is a director at Poverty Solutions, Inc. Please disclose any material relationship the selling security holder has had with you in the past three years. See Item 507 of Regulation S-K.

Officers and Board of Directors, page 206

4.   We note that you have identified two directors in this section. However, in the Form 8-K filed on November 12, 2020 you identified Dr. Solomon Mbagwu, MD and Bishop Christopher E. Milton as directors, effective immediately. Please provide the disclosure required by Item 401 of Regulation S-K.

Securities Ownership of Certain Beneficial Owners and Management, page 216

5.   Please revise your disclosure to identify the natural persons who have voting and investment control over the shares held by the entities listed in the table. Please also provide the addresses of the entities and individuals. See Item 403 of Regulation S-K.

Signatures, page 240

6.   Please identify who is signing in the capacity of your principal financial officer. See Instruction 1 to Signatures on Form S-1.

Exhibits

7.   Please file your July 3, 2020 loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank I Igwealor